Exhibit H


          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35 - ________; 70-7727)

          GPU, Inc., et al.

               GPU, Inc.  ("GPU"), 100  Interpace Parkway,  Parsippany, New

          Jersey   07054,   a   registered   holding   company,   and   GPU

          International,  Inc. ("GPU International"),  One Upper Pond Road,

          Parsippany, New  Jersey 07054,  a non-utility subsidiary  of GPU,

          have  filed a  post-effective amendment  under Sections  6(a), 7,

          9(a),  10, 12  and 33  of the  Act and  Rules 45,  52, 53  and 54

          thereunder.

               By  Orders dated November 16, 1995 (HCAR No. 35-26409), June

          14, 1995 (HCAR  No. 35-26307),  December 28, 1994  (HCAR No.  35-

          26205), September 12, 1994 (HCAR No. 35-26123), December 18, 1992

          (HCAR No. 35-25715)  and June 26, 1990 (HCAR No. 35-25108) in SEC

          File  No. 70-7727  (collectively, the "Orders"),  the Commission,

          among  other things,  authorized GPU  International to  engage in preliminary  project  development  and administrative  activities

          ( Project Activities ) in connection  with its investments in (i)

          qualifying facilities  ( QFs ), as defined in  the Public Utility

          Regulatory Policies Act of  1978 ("PURPA"), (ii) exempt wholesale generators ("EWGs"), as  defined in  Section 32 of  the Act,  and

          (iii) foreign utility companies  ("FUCOs"), as defined in Section

          33 of the Act.

               The Orders  also authorized GPU  from time  to time  through

          December 31, 1997 to (i) enter into letter of credit reimbursement agreements and  guarantees or  similar obligations (collectively,

          "Guarantees")  to   secure  GPU   International's agreement with any


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          person (including without  limitation project lenders) in connection with Project Activities and the acquisition of ownership or participation interests  in projects; (ii)  guarantee the securities or other obligations  of EWGs and FUCOs; and (iii) assume liabilities of EWGs  and FUCOs,  in an aggregate amount  of up to $500 million.

          In addition, the Orders authorized GPU  International from time to time through December 31, 1997 to enter  into Guarantees, and to assume  liabilities of EWGs and FUCOs, in an aggregate amount of up to $50 million.

               By orders  dated December  1, 1994  (HCAR No.  35-26179) and

          September  15, 1995  (HCAR No.  35-26374), GPU  International was

          authorized to enter into a loan agreement with a group of lenders for  which Citibank N.A.  acts as agent,  which permits revolving credit borrowings of up  to $30 million outstanding at  any time,

          of  which up to $15 million may  be utilized to obtain letters of

          credit.   The  orders also  authorized GPU  to deliver  a support

          agreement  to the lenders on  behalf of GPU  International.  This loan agreement permits new  borrowings through December 12, 1997,

          and  GPU International is in  the process of  discussing with the lenders an extension and increase in such borrowing arrangements.

               At  June 30, 1997, GPU's  committed equity investment in all such QFs, EWGs and FUCOs, including amounts represented by equity contribution obligations, and Guarantee obligations and the like,

          amounted to  approximately $1,031 million, of  which $954 million represented GPU s "aggregate investment",  as defined in Rule 53,

          in EWGs and FUCOs.  In addition, at August 31, 1997, no revolving credit borrowings  and approximately $1.8 million  in face amount of letters  of credit  was  outstanding under  the Citibank  loan


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          agreement.

               GPU and GPUI  now propose  as follows: (a)  to increase  the aggregate  principal amount  of  Guarantees to  $500 million  and expand the  purposes  for which  GPU  may enter  into  Guarantees

          (including support instruments)  to include Guarantees  issued in favor  of  lenders which  enter into  a  loan agreement  with GPU

          International  (which  loan agreement  may  include  a letter  of

          credit  facility);(1)  (b)  to   increase  to  $100  million  the

          aggregate principal amount of Guarantees  which GPU International may have outstanding hereunder; and  (c) to extend until December

          31, 2000 the period during which they may enter into Guarantees.

               The  term of each Guarantee and any letter of credit ("L/C")

          reimbursement  agreement, would  not exceed  35 years.   Drawings

          under each L/C would bear interest  at not more than 5% above the prime rate as in effect from time to time, and L/C fees would not

          exceed 1% annually of the  face amount of the L/C.   The interest

          rate  on GPU  International indebtedness  which is  guaranteed by

          GPU, and fees payable, would not  exceed rates and fees which are generally  obtainable  for  indebtedness  bearing  similar terms,

          conditions and features and  which is issued by companies  of the same or reasonably comparable credit quality.

               GPU submits  that all  of the criteria  of Rules  53 and  54 under  the Act  with  respect to  the  proposed transactions  are satisfied.

               The post-effective amendment and any amendments thereto  are available for public inspection through the Commission's Office of


          _________________________

          1    It  is contemplated  that  borrowings  by GPU  International under any such loan agreement would be exempt from prior Commission authorization pursuant to Rule 52(b).


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          Public  Reference.   Interested  persons  wishing  to comment  or

          request  a  hearing  should  submit their  views  in  writing  by

          _________,  1997,  to  the  Secretary,  Securities  and  Exchange

          Commission,  Washington, D.C.   20549,  and serve  a copy  on the

          applicants  at   the  addresses  above.  Proof   of  service  (by

          affidavit,  or in  case of  an attorney  at law,  by certificate)

          should be  filed with  the request.   Any request  for a  hearing

          shall  identify specifically the issues  of fact or  law that are

          disputed.   A person  who  so requests  will be  notified of  any

          hearing, if  ordered, and  will receive a  copy of any  notice or order issued in this matter.  After said date, the post-effective amendment, as it may be amended, may be granted.



                                   Jonathan G. Katz
                                   Secretary












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